MONTHLY REPORT - DECEMBER, 2003
                              Global Macro Trust
             The net asset value of a unit as of December 31, 2003
               was $1,008.56, up  3.9% from   $ 970.61 per unit
                          as of November 30, 2003.
                                        Managing         Unit
                                        Owner            Holders          Total
Net Asset Value (214,565.874      $   2,279,637     205,979,075     208,258,712
   units) at November 30, 2003
Addition of 13,365.079 units on         350,000      12,622,281      12,972,281
   December 1, 2003
Redemption of 996.377 units on               (0)     (1,004,906)     (1,004,906)
   December 31, 2003
Net Income (Loss) - December, 2003      117,796       8,592,136       8,709,932
                                    -----------  --------------  --------------
Net Asset Value at December 31,   $   2,747,433     226,188,586     228,936,019
   2003
                                  =============  ==============  ==============
Net Asset Value per Unit at
   December 31, 2003
   (226,993.964 units inclusive of
   59.388 additional units.)                     $     1,008.56



                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 2,143,313     (13,268,783)

      Change in unrealized gain (loss) on open        7,658,923       8,881,550
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           110,203          20,930


   Interest income                                      190,378       1,320,805

   Foreign exchange gain (loss) on margin                 1,900         315,676
      deposits

Total: Income                                        10,104,717      (2,729,822)

Expenses:
   Brokerage commissions                              1,288,924       8,331,480

   20.0% New Trading Profit Share                             0           6,465

   Administrative expense                               105,861         693,544


Total: Expenses                                       1,394,785       9,031,489

Net Income (Loss) - December, 2003                  $ 8,709,932    $(11,761,311)




Units redeemed in the first 12 months after their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                              Millburn Ridgefield Corporation
                                411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                     203-625-7554

                                    January 9, 2004

Dear Investor:

Global Macro Trust ("GMT") was up 3.91% for December. Year-to-date the Fund is down 2.10%.

The principal profit driver in December was the weak dollar, and currency trading was quite profitable. In other markets, profits from metal, energy and stock index futures trading outweighed a loss from interest rate futures trading. Agricultural commodity trading was marginally unprofitable.

In the currency markets, concerns over the large U.S. current account deficit, exacerbated by the negative effect of mad cow disease on U.S. exports, and various terrorism threats outweighed strong U.S. economic performance, and the dollar fell broadly. The most profitable long position versus the dollar was the euro. Long positions in the yen, Swiss franc, Czech koruna, Australian, New Zealand and Singapore dollars and the Norwegian krone were profitable as well. Short positions in the Korean won and Mexican peso and a long position in the South African rand were unprofitable. In non-dollar cross rate trading, losses on a long position in the Norwegian krone versus the euro and on whipsaw conditions in Canadian dollar/yen cross outweighed a gain on a long euro position versus the yen. The euro/pound cross was flat.

Interest rates continued to fluctuate in December, and losses were sustained on short positions in German 10-year bonds and 5-year notes, U.S. Treasury 5-year notes and short-term eurodollar deposits and on a long position in Japanese 10-year bonds. A long position in 10-year Treasury notes was profitable, and a long position in 30-year Treasury bonds was flat.

A long position in the German DAX was the most profitable stock index position in December. Also profitable was a long position in the Hong Kong Hang Seng. Japanese Topix and Nikkei and NASDAQ 100 trading resulted in no material gain or loss.

The commodity sector of the portfolio was profitable in December. Energy prices generally rallied, and long positions in unleaded gasoline, crude oil, heating oil and London gas oil were profitable. Whipsaw conditions in natural gas resulted in a small loss. The Fund ended December long natural gas which has been strong in early January. Gold continued to rally to multi-year highs, and long positions in gold and copper were profitable. A small loss on a long position in corn narrowly outweighed a small gain on a long position in cotton.


According to Barron's, a number of analysts expect the bull run in commodities to continue in 2004 fueled by the "potent cocktail" of U.S. and Chinese economic expansion and a sliding dollar. Alaron Trading's Phil Flynn expects crude to hit $40 a barrel and natural gas to hit $13/million btu compared to around $7 currently. CIBC's Bart Melek disagrees about energy prices but sees demand exceeding supply in copper and the declining dollar and shifting economic fundamentals favoring gold. Tim O'Neill of BMO Financial Group sees the dollar stabilizing and interest rates rising, which won't help gold, but sees higher prices for corn and other agricultural commodities. Commodities have been wallflowers in most futures fund portfolios in recent years when the action has been in financials, but it looks increasingly likely that someone will finally ask them to dance.

                       Very truly yours,

                       Millburn Ridgefield Corporation
                        Harvey Beker, co-Chairman
                        George E. Crapple, co-Chairman